

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

Via Email
Jonathan F. Irwin
Chief Executive Officer
Frozen Food Gift Group, Inc.
301 Fourth Street, #20
Annapolis, Maryland 21403

     Re: Frozen Food Gift Group, Inc.
              Amendment No. 4 to Registration Statement on Form S-1
              Filed July 8, 2011
              File No. 333-165406

Dear Mr. Irwin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 24

1. Please revise your loan disclosure on pages 24 and 27 to be consistent. Specifically, your disclosure on page 27 indicates that Mr. Schissler has loaned the company a total of $23,650, but your table on page 24 reflects a total of $21,400. Further, your disclosure on page 27 indicates that Mr. Irwin has loaned the company $11,000, but your table on page 24 reflects a total of $13,250.

Certain Relationships and Related Transactions, page 27

2. We note your response to comment nine of our June 21, 2011 letter and reissue the comment. We understand your disclosure that Donald G. Davis serves only as a consultant to ANP Industries, but this does not clarify the disclosure contained in the sixth paragraph of Exhibit 10.6 that states "a D&A principle is a principle [sic] employee

for both [Davis & Associates and ANP Industries]". Please expand the third paragraph under this subheading to clearly identify the individual that is a principal employee of both Davis & Associates, your outside transactional legal counsel, and ANP Industries, the business consulting firm from which you are receiving services.

Summary Compensation Table, page 28

3. We reissue comment 10 of our June 21, 2011 letter. We note that your supplemental response states that the board reduced Mr. Irwin's salary in 2010 due to a lack of liquid funds, but it does not appear you provided this information in your amendment. Please revise. See Item 402(o) of Regulation S-K.

Exhibit 23.1 Consent of David A. Aronson, CPA, P.A.

4. We reissue comment 17 of our June 21, 2011 letter. We note that you have revised your filing to include your accountant's review report, dated June 23, 2011, regarding your interim unaudited financials, and you have included as Exhibit 23.1 a letter consenting to the inclusion of that review report. In this regard:

- Please note that in lieu of providing a consent to the inclusion of the review report, your accountants should provide a letter acknowledging awareness of your use of their review report in your registration statement pursuant to the requirements of Item 601(b)(15) of Regulation S-K. The letter should be included as Exhibit 15 to your next amendment. See Item 601(b)(15) of Regulation S-K for the specific representations to be included in the letter.

- As requested in comment 17 of our June 21, 2011 letter, please file as Exhibit 23 an auditor's consent that references the correct date of the audit report, March 24, 2011, and

- Please confirm your understanding that a new consent or acknowledgement is required prior to the effectiveness of a registration statement if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days. For further guidance please refer to the Division of Corporation Finance Financial Reporting Manual, Section 4810.3(c), available on our website at www.sec.gov/divisions/corpfin.shtml.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or in his absence me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

James Allegretto
Senior Assistant Chief Accountant

cc: Donald G. Davis
       Davis & Associates
       Via Email